

Managed by Frank Capital Partners LLC

- Founded in 2003
- Our firm invests in companies we believe are selling at significant discounts to their intrinsic value

Morningstar Rating   As of 8/31/09

★★★★

Mid-cap Blend Category

Lipper Rating   As of 8/31/09

 Total Return: 3yr, 5yr, Overall
Consistent Return: 3yr, 5yr, Overall

Multi-cap Core Category

Fund Details

Ticker Symbol	FRNKX
Cusip	352005102
Inception date	July 21, 2004

Minimum Investment

Initial	$3000
Subsequent	$100



Growth of a $10,000 investment – Inception to August 31, 2009

Average Annual Total Returns*	Frank Value Fund	S&P 500
YTD 8/31/09	38.08%	14.97%
1 Year Ended 8/31/09	-10.16%	-18.26%
3 Years Ended 8/31/09	0.16%	-5.78%
5 Years Ended 8/31/09	4.10%	0.49%
Since inception 7/21/04	3.31%	0.52%

Yr End Total Returns*	Frank Value Fund	S&P 500
2008	-39.73%	-37.00%
2007	7.29%	5.50%
2006	16.18%	15.80%
2005	-0.56%	4.91%
2004	14.50%	10.88%

Portfolio Characteristics[1] – As of August 31, 2009

Top Ten Holdings

Pfizer	7.2%
Wellcare Healthplans	6.3%
Cisco Systems	5.2%
Forrest Laboratories	4.9%
Petmed Express	4.2%
eBay	4.0%
Microsoft	3.3%
NBTY	3.2%
Gamestop	3.2%
Lojack	3.1%

Top Sectors

Pharmaceutical Preparations	17.3%
Hospital & Medical Plans	11.7%
Business Services	8.3%
Finance Services	5.2%
Computer Comm Equipment	4.2%

Asset Allocation



- Equities 91.7%
- Cash/other 8.3%

Total Number of Holdings: 32

Brian Frank
Portfolio Manager and President

Brian Frank has been portfolio manager for the Frank Value Fund since its inception in July of 2004.

After working in private equity, he co-founded Frank Capital Partners in June 2003. Mr. Frank has dual BS degrees from New York University's Stern School of Business. He has a Series 65 license and is personally invested in the Fund.

Mr. Frank has appeared on *The Street.com TV*, and has been featured in articles in the *Star Ledger*, *TheStreet.com*, and *The Daily Record*.

The Frank Value Fund has twice been awarded as a *Wall Street Journal* Category King in the Multi-cap Core Category.

Investment Objective

- Long-term capital appreciation

Investment Strategy

- The number-one focus of our strategy is: "do not lose money." We are conservative and strive to minimize the downside risks in our investments.

- We apply time-tested value investing principles to areas of the market other funds often overlook.

- Of the few companies that survive our model, even less pass our strict research. We insist on fiscal responsibility, excellent management, a quality business, and a cheap stock price.

Fees

1.5% Total Expense Ratio

Investment Advantages

- Special Situations: We also apply our strategy to special situations such as spin-offs. Due to the complex nature of these transactions, we believe these companies are often mispriced and offer high potential returns.

- Small Fund Size: The size of our Fund and lack of big company administration allows us to be agile and take advantage of value opportunities found in quality companies of all sizes. These companies may not be on the radar of larger money managers whose research is sometimes limited to those firms followed by traditional equity research providers.

- Concentration: We allow more flexibility in the Fund's position sizes for a strict focus on securities we believe to be the most attractive.